TELUS Digital reports voting results from its annual general meeting

Vancouver, Canada – May 16, 2025 – TELUS Digital (NYSE and TSX: TIXT), a leading global technology company specializing in digital customer experience, today announced the results from its annual general meeting of shareholders which took place on May 15, 2025. All director nominees were elected to the Board of Directors, Deloitte LLP were appointed as auditors and the amendments to the 2021 Omnibus Long-Term Incentive Plan (2021 LTIP) were approved.

The results of shareholder voting from the meeting were as follows:

1.	Election of Directors

Each of the following ten nominees was elected as a director of TELUS Digital. The votes cast for each nominee were as follows:

Director	Votes For	% of Votes For	Votes Withheld	% of Votes Withheld
Darren Entwistle (Chair)	1,696,246,689	99.47	9,016,212	0.53
Josh Blair (Lead Director)	1,687,853,998	98.98	17,408,903	1.02
Jeffrey Puritt (Executive Vice Chair)	1,690,551,744	99.14	14,711,157	0.86
Madhuri Andrews	1,696,977,035	99.51	8,285,866	0.49
Olin Anton	1,701,449,253	99.78	3,813,648	0.22
Navin Arora	1,691,220,673	99.18	14,042,228	0.82
Doug French	1,699,517,787	99.66	5,745,114	0.34
Sue Paish	1,693,586,036	99.32	11,676,865	0.69
Carolyn Slaski	1,693,598,091	99.32	11,664,810	0.68
Sandra Stuart	1,700,137,011	99.70	5,125,890	0.30
2.	Appointment of Auditor

Deloitte LLP were appointed as the Company’s auditors and the directors were authorized to fix the auditors’ remuneration for the ensuing year. The votes were cast as follows:

Votes For	% of Votes For	Votes Withheld	% of Votes Withheld
1,705,487,632	99.94	1,027,390	0.06
3.	Approval of amendments to the 2021 LTIP

The amendments to the 2021 LTIP as described in the information circular were approved. The votes were cast as follows:

Votes For	% of Votes For	Votes Against	% of Votes Against
1,677,602,864	98.38	27,660,037	1.62

About TELUS Digital

TELUS Digital (NYSE & TSX: TIXT) crafts unique and enduring experiences for customers and employees, and creates future-focused digital transformations that deliver value for our clients. We are the brand behind the brands. Our global team members are both passionate ambassadors of our clients’ products and services, and technology experts resolute in our pursuit to elevate their end customer journeys, solve business challenges, mitigate risks, and drive continuous innovation. Our portfolio of end-to-end, integrated capabilities include customer experience management, digital solutions, such as cloud solutions, AI-fueled automation, front-end digital design and consulting services, AI & data solutions, including computer vision, and trust, safety and security services. Fuel iXTM is TELUS Digital’s proprietary platform and suite of products for clients to manage, monitor, and maintain generative AI across the enterprise, offering both standardized AI capabilities and custom application development tools for creating tailored enterprise solutions.

Powered by purpose, TELUS Digital leverages technology, human ingenuity and compassion to serve customers and create inclusive, thriving communities in the regions where we operate around the world. Guided by our Humanityin-the-Loop principles, we take a responsible approach to the transformational technologies we develop and deploy by proactively considering and addressing the broader impacts of our work. Learn more at: telusdigital.com.

TELUS Digital Investor Relations

Olena Lobach

(604) 695-3455

ir@telusdigital.com

TELUS Digital Media Relations

Ali Wilson

(604) 328-7093

Ali.Wilson@telusdigital.com